Exhibit 99.2

Notice of Availability of Proxy Materials

for TRX Gold Corporation’s Annual General and Special Meeting

Meeting Date and Time: Thursday, February 27, 2025, at 10:00 a.m. Toronto time

Location: Virtually via Microsoft Teams

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://odysseytrust.com/client/trxgold-corporation/

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by February 18, 2027 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting and matters to be discussed, described in detail in the Management Information Circular, are as follows:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2024;
2.	To set the number of directors at five;
3.	To elect directors for the ensuing year;
4.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
5.	To approve the Omnibus Equity Incentive Plan as more particularly described in the accompanying Information Circular;
6.	To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving the continuance of the Corporation from the Business Corporations Act (Alberta) to the Business Corporations Act (British Columbia); and
7.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by February 25, 2025, at 10:00 a.m., Toronto time.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that request to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.

Additional Information

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors (“Kingsdale"), at 1.888.302.5677 (toll free in North America), or at 1.437.561.5037 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.